

10030228

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAY 26 2010
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49561

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2009 (MM/DD/YY) AND ENDING 03/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wolverton Securities (USA) Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

777 Dunsmuir Street, 17th Floor
(No. and Street)

Vancouver	British Columbia	V7Y 1J5
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Brent Wolverton 604-622-1000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

1600 - 333 Seymour Street	Vancouver	British Columbia	V6B 0A4
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brent Wolverton, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wolverton Securities (USA) Ltd., as of March 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

President

Title

Jennifer Lau, Barrister + Solicitor
FARRIS, VAUGHAN, WILLS & MURPHY LLP
Barristers & Solicitors
2500-700 West Georgia Street
P.O. Box 10026, Pacific Centre
Vancouver, BC V7Y 1B3



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Financial statements

(U.S. dollars)

Wolverton Securities (USA), Ltd.

March 31, 2010

Contents

	Page
Auditors' report	1
Statement of financial condition	2
Statement of loss	3
Statement of changes in financial condition	4
Statement of changes in stockholder's equity	5
Notes to the financial statements	6-10
Auditors' report	11
Schedule 1 - computation of net capital	12-13
Schedule 2 - other representations	14
Schedule 3 - reconciliation of computation of net capital	15
Schedule 4 - supplementary report of independent registered public accounting firm on internal control	16-17



Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the board of directors of

Wolverton Securities (USA), Ltd.

We have audited the statement of financial condition of Wolverton Securities (USA), Ltd. as at March 31, 2010 and the statements of loss, changes in stockholder's equity and changes in financial condition for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2010 and the results of its operations and changes in financial condition for the year then ended in accordance with United States generally accepted accounting principles.

Grant Thornton LLP

Vancouver, Canada

May 6, 2010

Chartered accountants

Wolverton Securities (USA), Ltd.
Statement of financial condition

(U.S. dollars)

March 31		2010		2009
Assets				
Current				
Cash	$	**280,874**	$	312,618
Marketable securities		**12,774**		11,748
Accounts receivable		**12,103**		13,950
Due from broker and dealer		**53,462**		53,462
Prepaid expenses		**13,826**		15,191
	$	**373,039**	$	406,969
Liabilities				
Current				
Accounts payable and accrued liabilities	$	**27,120**	$	22,408
Due to parent company (Note 5)		**20,838**		26,084
		47,958		48,492
Stockholder's equity				
Common stock (Note 4)		**400,000**		400,000
Deficit		**(74,919)**		(41,523)
		325,081		358,477
	$	**373,039**	$	406,969

On behalf of the Board

_______________________________ Director

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of loss

(U.S. dollars)

Year ended March 31		2010		2009
Income				
Commission	$	**174,822**	$	256,709
Interest		**5,712**		13,786
Gain (loss) on marketable securities and other income		**1,478**		(10,658)
		182,012		259,837
Expenses				
Bank charges		**389**		288
Commissions paid		**87,411**		128,354
Professional dues (Note 5)		**45,222**		55,398
Professional fees		**15,044**		6,098
Quotation		**58,210**		65,449
Sundry		**9,132**		26,437
		215,408		282,024
Net loss	$	**(33,396)**	$	(22,187)

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of changes in financial condition

(U.S. dollars)

Year ended March 31	2010	2009
Cash derived from (applied to)		
Operating		
Net loss	$ (33,396)	$ (22,187)
Change in market value of marketable securities	(1,026)	11,412
Change in non-cash operating working capital		
Decrease in accounts receivable	1,847	3,548
Increase in due from broker and dealer	-	(3,462)
Decrease (increase) in prepaid expenses	1,365	(15,191)
Increase (decrease) in accounts payable and accrued liabilities	4,712	(7,901)
	(26,498)	(33,781)
Financing		
Issuance of common shares	-	50,000
Net advances from parent company	(5,246)	766
	(5,246)	50,766
Net (decrease) increase in cash	(31,744)	16,985
Cash, beginning of year	312,618	295,633
Cash, end of year	$ 280,874	$ 312,618
Supplemental cash flow information		
Interest paid	$ 389	$ 288

See accompanying notes to the financial statements.

Wolverton Securities (USA), Ltd.
Statement of changes in stockholder's equity

(U.S. dollars)
Year ended March 31, 2010

	Common stock			
	Shares	**Amount**	**Deficit**	**Total**
Balance, March 31, 2008	350,000	$ 350,000	$ (19,336)	$ 330,664
Net loss, year ended March 31, 2009	-	-	(22,187)	(22,187)
Share issuance, 2009	50,000	50,000	-	50,000
Balance, March 31, 2009	400,000	400,000	(41,523)	358,477
Net loss, year ended March 31, 2010	-	-	(33,396)	(33,396)
Balance, March 31, 2010	400,000	$ 400,000	$ (74,919)	$ 325,081

See accompanying notes to the financial statements.

1. Nature of operations

Wolverton Securities (USA), Ltd. (the "company") is a broker/dealer registered under the Securities Exchange Act of 1934 and incorporated in the State of Washington on July 3, 1996.

The company became a registrant with the Financial Industry Regulatory Authority ("FINRA") (formerly the National Association of Securities Dealers Inc.) of the United States of America on November 7, 1997.

The company operates under an introducer/carrier broker agreement with Legent Clearing LLC.

2. Summary of significant accounting policies

Generally accepted accounting principles

These financial statements are prepared in U.S. dollars, in accordance with accounting principles generally accepted in the United States of America.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results may differ from those estimates.

Marketable securities

Equity investments for which market quotations are readily available will generally be valued at the most recently available closing market prices.

Revenue recognition

Commission revenue consists of revenue generated through brokerage services provided to clients, recognized on a settlement date basis.

Interest revenue consists of amounts earned on cash deposited in bank accounts and on clearing deposit held with Legent Clearing LLC.

Foreign currency translation

Monetary asset and liability accounts denominated in Canadian currency are translated into U.S. dollars at the exchange rate in effect at the statement of financial condition date. Revenues and expenses denominated in Canadian currency are translated at the exchange rate in effect at the transaction date. Gains and losses in foreign currencies from currency transactions are included in the determination of loss for the year.

(U.S. dollars)

2. Summary of significant accounting policies (continued)

Income taxes

Income taxes are accounted for using an asset and liability approach, which requires the recognition of taxes payable or refundable for the current period and deferred tax liabilities and assets for future tax consequences of events that have been recognized in the company's financial statements or tax returns. The measurement of current and deferred tax liabilities and assets is based on provisions of enacted tax laws; the effects of future changes in tax laws or rates are not anticipated. Deferred tax assets are reduced, if necessary, by a valuation allowance, where, based on available evidence, the probability of realization of the deferred tax asset does not meet a more-likely-than-not criterion.

Recent accounting pronouncements

Fair value measurements

In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Codification ("ASC") Update No. 2010-06, *Fair Value Measurements and* Disclosures ("ASU 2010-06"), which updates Accounting Standards Codification No. 820, *Fair Value Measurements and Disclosures.* ASU 2010-06 requires new disclosures for fair value measurements and provides clarification for existing disclosure requirements. More specifically, ASU 2010-06 will require (a) an entity to disclose separately the amounts of significant transfers in and out of Level 1 and 2 fair value measurements from one measurement date to another and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. the activity must be presented on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). ASU 2010-06 clarified existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring Level 2 and Level 3 fair value measurements. This Standard is effective for fiscal years beginning on or after December 15, 2010, and for interim periods within those fiscal years. Management does not anticipate the adoption of this Standard to have a material impact on the financial statements.

Accounting standards codification

In June 2009, the FASB issued FASB Accounting Standards Codification No. 105, *Generally Accepted Accounting Principles.* The FASB Accounting Standards Codification ("Codification") will be the single source of authoritative non-governmental U.S. generally accepted accounting principles. FASB Accounting Standards Codification No. 105 is effective for periods ending after September 15, 2009. All existing accounting standards are superseded as described in FASB Accounting Standards Codification No. 105. All other accounting literature not included in the Codification is non-authoritative. The adoption of the Codification did not have significant impact on the company's financial statements.

2. **Summary of significant accounting policies** (continued)

Recent accounting pronouncements (continued)

Subsequent events

In May 2009, the FASB issued Accounting Standards Codification No. 855, *Subsequent Events*, to incorporate the accounting and disclosure requirements for subsequent events into U.S. generally accepted accounting principles. This standard introduces new terminology, defines a date through which management must evaluate subsequent events, and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the statement of financial condition date.

In February 2010, the FASB issued an amendment regarding subsequent events and amendments to certain recognition and disclosure requirements. Under Accounting Standards Codification No. 855, a SEC filer is not required to disclose the date through which subsequent events have been evaluated.

Subsequent events have been evaluated for recognition and disclosure through the date these financial statements were issued. The subsequent event is disclosed in Note 7.

3. Financial instruments

Fair value

The financial instruments consist of cash, marketable securities, accounts receivable, due from broker and dealer, accounts payable and accrued liabilities, and due to parent company.

The company follows guidance under ASC Topic 820, *Fair Value Measurements and Disclosures*, with regard to financial assets and liabilities measured on a recurring basis. ASC Topic 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities

Level 2: Inputs other than Level 1 inputs that are either directly or indirectly observable such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable; or other inputs not directly observable, but derived principally from, or corroborated by, observable market data.

Level 3: Unobservable inputs that are supported by little or no market activity

(U.S. dollars)

3. Financial instruments (continued)

Fair value (continued)

The company utilizes the market approach to measure fair value for its financial assets and liabilities. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

Assets and liabilities measured at fair value on a recurring basis and subject to the disclosure requirements of ASC 820 as of March 31, 2010 are summarized below:

	Quoted market prices in active markets (level 1)	Internal models with significant observable marketable parameters (level 2)	Internal models with significant unobservable marketable parameters (level 3)	Total fair value reported in statement of financial condition
As at March 31, 2010				
Marketable securities	$ 12,774	$ -	$ -	$ 12,774
Total investments at fair value	$ 12,774	$ -	$ -	$ 12,774

The company's investments in marketable securities are recorded at fair value based on quoted market prices. The carrying value of other financial instruments, including cash, accounts receivable, due from broker dealer, accounts payable and accrued liabilities, and due to parent company approximate fair value due to their short maturities.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the value of financial instruments held by the company and the interest revenue earned by the company. The company is exposed to interest rate risk on the amounts due from broker and dealer.

Credit risk

The company's exposure to credit risk arises from the possibility that a counterparty to a transaction may fail to perform under its contractual commitment, resulting in a financial loss to the company. The primary counterparty is the company's carrying broker, Legent Clearing LLC.

As at March 31, 2010, management believes the counterparty concentrations are in the normal course of business and are not unusual. No provisions have been made for any potential uncollectable accounts.

3. Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the company cannot meet a demand for cash or fund its obligations as they come due. The company's management oversees the company's liquidity position to ensure that the company has access to enough readily available funds to cover its financial obligations as they come due. The company's business requires capital for operating and regulatory purposes. The current assets reflected on the statement of financial condition are highly liquid.

Foreign exchange risk

The company is charged by its parent company, Wolverton Securities Ltd., for its proportionate share of operating expenses incurred. The costs incurred by the parent company are denominated in Canadian dollars, thus the company is exposed to foreign exchange risk on the conversion of those amounts to U.S. dollars.

4. Common stock

	2010	2009
Authorized		
1,000,000 shares of common stock with no par value		
Issued		
400,000 common shares	$ **400,000**	$ 400,000

5. Related party transactions

During the year, the company was charged $17,256 (2009: $23,731) by its parent company, Wolverton Securities Ltd., for its proportionate share of professional dues incurred.

At March 31, 2010 the amount due to parent company is $20,838 (2009: $26,084).

The amounts due to parent company are non-interest bearing and have no set terms of repayment.

The above transactions occurred in the normal course of operations and are measured at the exchange amount agreed to by the related parties.

6. Income taxes

The company has approximately $62,000 of unused tax losses that may be claimed to reduce future taxable income. A full valuation allowance has been provided against this amount due to the uncertainty regarding the realization of the deferred income tax asset.

7. Subsequent event

Subsequent to year end, the company issued 50,000 common shares to its parent at $1 each for total proceeds of $50,000.



Auditors' report

Grant Thornton LLP
Suite 1600, Grant Thornton Place
333 Seymour Street
Vancouver, BC
V6B 0A4

T (604) 687-2711
F (604) 685-6569
www.GrantThornton.ca

To the board of directors of

Wolverton Securities (USA), Ltd.

We have audited the accompanying financial statements of Wolverton Securities (USA), Ltd. as at and for the year ended March 31, 2010 and have issued our report thereon dated May 6, 2010. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 to 4 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Vancouver, Canada

May 6, 2010

Chartered accountants

Wolverton Securities (USA), Ltd.

Schedule 1

Focus Report – Part IIA – Computation of Net Capital

1			Total ownership equity (o/e)	$ 325,081
2			Deduct o/e not allowable for net capital	
3			Total o/e qualified for net capital	325,081
4			Add:	
	A		Allowable subordinated liabilities	
	B		Other deductions or credits	
5			Total capital and allowable subloans	325,081
6			Deductions and/or charges:	
	A		Total non-allowable assets	(13,826)
	B		Aged fail to deliver	
		1	Number of items	
	F		Other deductions and/or charges	
7			Other additions and/or allowable credits	
8			Net capital before haircuts	311,255
9			Haircuts on securities:	
	A		Contractual commitments	
	B		Subordinated debt	
	C		Trading and investment sec:	
		1	Exempted securities	
		2	Debt securities	
		3	Options	
		4	Other securities	(1,916)
	D		Undue concentration	
	E		Other	
10			Net capital	$ 309,339
11			Minimum net capital required (based on aggregate indebtedness)	$ 3,197
12			Minimum dollar requirement	$ 250,000
13			Net capital requirement (greater of line 11 or 12)	$ 250,000
14			Excess net capital	$ 59,339
15			Net capital less greater of 10% of line 19 or 120% of line 12	$ 9,339

Wolverton Securities (USA), Ltd.

Schedule 1 (continued)

Focus Report – Part IIA – Computation of Net Capital

Computation of aggregate indebtedness

16	Total AI liability from statement of financial condition	$	47,958
17	Add:		
A	Drafts for immediate credit		
B	Market value of sec borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts		
19	Total aggregate indebtedness	$	47,958
20	Ratio of AI/NC		15.50%
29	Percentage of debt to debt equity		0.00%

Wolverton Securities (USA), Ltd.
Other Representations

Schedule 2

(U.S. dollars)
As at March 31, 2010

Schedule: Computation of determination of reserve requirements pursuant to Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2010. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Information relating to the possession or control requirements under Rule 15c3-3

This particular schedule is not applicable to the above firm as at March 31, 2010. Wolverton Securities (USA), Ltd. is exempt from 15c3-3, due to the K(2)(ii) exemption. As a result, the schedule is not included as part of the annual audit report.

Schedule: Report describing any material inadequacies found to exist since the date of the last audit

This particular report is not applicable to the above firm as at March 31, 2010. There have been no material inadequacies found to exist since the date of the last annual audit.

Wolverton Securities (USA), Ltd.
Reconciliation of computation of net capital

Schedule 3

(U.S. dollars)
As at March 31, 2010

Net capital per firm (per March 31, 2010 focus report submitted)	$	309,339
Add: no adjustments		-
Deduct: no adjustments		-
Net capital per audited computation of net capital as at March 31, 2010	$	309,339

Wolverton Securities (USA), Ltd. Schedule 4
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

(U.S. dollars)
March 31, 2010

The board of directors
Wolverton Securities (USA), Ltd.
Vancouver, BC

In planning and performing our audit of the financial statements of Wolverton Securities (USA), Ltd. (the "company") as at and for the year ended March 31, 2010, in accordance with the standards of the Public Company Accounting Oversight Board (United States), we considered the company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. Accordingly, we do not express an opinion on the effectiveness of the company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Wolverton Securities (USA), Ltd.
Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5

March 31, 2010
(U.S. Dollars)

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs of this report and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control, including control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we have identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them to management and those responsible for oversight of the company's financial reporting as follows:

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal control structure procedures that depend on the segregation of duties. Since this condition is inherent in the size of the company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the company.
>
> Journal entries are posted on the date they are entered as opposed to the accounting period to which they relate resulting in a trial balance that does not agree to the financial statements at period end. Management has implemented detective controls to mitigate this risk and has proposed to work with their IT department to correct the above deficiency.

The foregoing conditions were considered in determining the nature, timing and extent of the procedures to be performed in our audit of the financial statements of Wolverton Securities (USA), Ltd. for the year ended March 31, 2010 and this report does not affect our report thereon dated May 6, 2010. We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at March 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Grant Thornton LLP

Vancouver, Canada
May 6, 2010

Chartered accountants



Grant Thornton

www.GrantThornton.ca